Exhibit 99.1

ASX ANNOUNCEMENT

1 February 2019

Genetic Technologies (ASX: GTG; Nasdaq: GENE, “Company”) has entered into a Research Collaboration with two world-renowned Medical Centres

Melbourne, Australia, 1 February 2019:  Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a diversified molecular diagnostics company is pleased to announce the execution of a 3-way Research Agreement between its subsidiary Phenogen (100 % owned), Memorial Sloan Kettering Cancer Center (MSK), New York and the University of Cambridge, UK. This collaborative research study is to be led by Mark Robson, MD, Chief of the Breast Medicine Service at MSK. The study is to assess whether the provision of individual risk information informed by a polygenic risk score (PRS) reduces decisional conflict among BRCA mutation carriers considering preventive surgery.

Executive Chairman of GTG, Dr Paul Kasian said “the University of Cambridge has one of Europe’s leading academic departments of population health sciences and cancer genetic epidemiology. GTG is proud to be associated with these two prestigious research institutes for this project.

This collaborative study provides two major benefits for GTG:

(i)            engagement and collaboration with high profile cancer genetics researchers in the U.S.A.  and Europe who are at the forefront of risk assessment research; and

(ii)           the resulting data has the potential to inform the design of future pipeline products for GTG

The specific terms and conditions of the Agreement are confidential but at a high level, GTG will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, Phenogen Sciences Inc, on a fee for service basis.”

GTG will be responsible for the development and validation of the new genetic assay, noting the fundamental technology is similar to the existing GTG developed BREVAGenplus breast cancer test and will fit synergistically into the Company’s existing Melbourne-based laboratory infrastructure and processes. Importantly, if the first phase of the study is successful, several other major genetics centres in the U.S. have expressed an interest in joining the study.

Dr Kasian said “this Agreement represents another milestone for GTG as it seeks to expand its genetic testing product pipeline and become a key player in the genetic cancer risk assessment landscape in Australia, the USA and in Asia”.

-ENDS-

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA)
Chairman and Acting CEO	Media and Investor Relations
Genetic Technologies Limited	Blueprint Life Science Group
+61 3 8412 7000	+1 (415) 375 3340, Ext. 4

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.